December 20, 2024

John Morgan
Chief Executive Officer
Nitches, Inc.
1333 N. Buffalo Dr., Unit 210
Las Vegas, NV 89128

       Re: Nitches, Inc.
           Form 10-K for the fiscal year ended August 31, 2023
           Filed December 7, 2023
           Amendment No.1 to Form 10-K for the fiscal year ended August 31,
2023
           Filed August 30, 2024
           Form 10-Q for the quarter ended May 31, 2024
           Filed July 15, 2024
           File No. 000-13851
Dear John Morgan:

        We have reviewed your Form 10-K/A filed on August 30, 2024 and have the following comment. We have also reissued a prior comment which remains outstanding, as you still have not filed a Form 10-Q/A or provided a response to our August 15, 2024 comment letter.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
15, 2024 letter.

Amendment No.1 to Form 10-K for the fiscal year ended August 31, 2023 Control and Procedures, page 12

1. Please address the following issues related to your disclosures on internal control over financial reporting ("ICFR") as of August 31, 2023:
           We note that you have identified material weaknesses in your ICFR. Revise to clearly describe your current plans to remediate the material weaknesses including the steps taken to date, and how long you estimate it will take to complete your
 December 20, 2024
Page 2

           remediation plans and any associated material costs that you have incurred or expect to incur.
             Revise to include disclosure of management's assessment of the effectiveness of your ICFR as of August 31, 2023.
Form 10-Q for the quarter ended May 31, 2024
Condensed Consolidated Financial Statements
Statement of Changes in Stockholders' Equity, page 3

2.     We reissue prior comment 3 as you have neither filed the amended Form
10-Qs nor
       submitted your correspondence. Please revise to replace the statement of changes in
       stockholders    equity for the fiscal year ended August 31, 2023, with
the statement for
       the nine months ended May 31, 2023. Refer to Rule 8-03 of Regulation S-X for the
       comparative periods to be provided. Similar issue is noted in your Form 10-Qs for the periods ended November 30, 2023 and February 29, 2024.
General

3. We note that you filed a Form 12b-25 on November 29, 2024, and it is now past the prescribed due date of your Form 10-K for the fiscal year ended August 31, 2024.
       Please tell us when you plan to file your delinquent Exchange Act report.
       Please contact Eiko Yaoita Pyles at 202-551-3587 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing